UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LogMeIn, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

  54142L109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54142L109	Page 2 of 10

1	NAMES OF REPORTING PERSONS Prism Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 54142L109	Page 3 of 10

1	NAMES OF REPORTING PERSONS Prism Investment Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 54142L109	Page 4 of 10

1	NAMES OF REPORTING PERSONS Prism Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 54142L109	Page 5 of 10

1	NAMES OF REPORTING PERSONS Steven J. Benson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 54142L109	Page 6 of 10

Schedule 13G

Item 1(a).               Name of Issuer:

LogMeIn, Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices:

500 Unicorn Park Drive, Woburn, MA 01801.

Item 2(a).               Names of Persons Filing:

Prism Venture Partners IV, L.P. (“PVP IV”); Prism Investment Partners IV, L.P. (“PIP IV”), which is the sole general partner of PVP IV; Prism Venture Partners IV, LLC (“PVP IV LLC”), which is the sole general partner of PIP IV; and Steven J. Benson (“Benson”), the sole member and managing director of PVP IV LLC.  PVP IV, PIP IV, PVP IV LLC, and Benson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Prism VentureWorks, 177 Kendrick Street, Suite 200, Needham, MA 02494.

Item 2(c).               Citizenship:

Each of PVP IV and PIP IV is a limited partnership organized under the laws of the State of Delaware.  PVP IV LLC is a limited liability company organized under the laws of the State of Delaware.  Benson is a United States citizen.

Item 2(d).               Title of Class of Securities:

Common Stock, $.01 par value (“Common Stock”).

Item 2(e).               CUSIP Number:

54142L109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount beneficially owned: PVP IV is the record owner of 1,250,000 shares of Common Stock as of December 31, 2011 (the “Shares”).  As the sole general partner of PVP IV, PIP IV may be deemed to own beneficially the Shares.  As the sole general partner of PIP IV, PVP IV LLC may be deemed to own beneficially the Shares.  As the individual managing director of PVP IV LLC, Benson also may be deemed to own beneficially the Shares.

CUSIP No. 54142L109	Page 7 of 10

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 24,310,895 shares of Common Stock reported by the Issuer to be outstanding as of October 20, 2011 on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2011.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.                   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 54142L109	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 13, 2012

PRISM VENTURE PARTNERS IV, L.P.

By:  Prism Investment Partners IV, L.P.,
        its General Partner

By:  Prism Venture Partners IV, LLC,
        its General Partner

By:           *
Name: Steven. J. Benson
Title:  Managing Director

PRISM INVESTMENT PARTNERS IV, L.P.

By: Prism Venture Partners IV, LLC,
its General Partner

By:           *
Name: Steven. J. Benson
Title:  Managing Director

PRISM VENTURE PARTNERS IV, LLC

By:           *
Name: Steven. J. Benson
Title:  Managing Director

               *
Steven J. Benson

*/s/ Laurier Beaupre
Laurier Beaupre
As attorney-in-fact

This Schedule 13G was executed by Laurier Beaupre on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 54142L109	Page 9 of 10

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of LogMeIn, Inc.

EXECUTED this 13th day of February, 2012

PRISM VENTURE PARTNERS IV, L.P.

By: Prism Investment Partners IV, L.P.,
its General Partner

By: Prism Venture Partners IV, LLC,
its General Partner

By:           *
Name: Steven. J. Benson
Title:   Managing Director

PRISM INVESTMENT PARTNERS IV, L.P.

By: Prism Venture Partners IV, LLC,
its General Partner

By:          *
Name: Steven. J. Benson
Title:   Managing Director

PRISM VENTURE PARTNERS IV, LLC

By:          *
Name: Steven. J. Benson
Title:   Managing Director

               *
Steven J. Benson

*/s/ Laurier Beaupre
Laurier Beaupre
As attorney-in-fact

This Schedule 13G was executed by Laurier Beaupre on behalf of the Reporting Persons listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 54142L109	Page 10 of 10

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina Ciarimboli, Laurier Beaupre and Alyssa Scaparotti, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, in his capacity as a general partner of any partnership, or in his capacity as a managing member of any limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of November, 2009.

/s/ Steven J. Benson
Steven J. Benson